Protected: Housing Finance

Financing Products

The HIT specializes in the development, rehabilitation, or preservation of rental housing, particularly affordable housing. The Trust has a long history of working closely with for-profit and non-profit developers, housing agencies, members of the mortgage banking community, labor unions, government-sponsored enterprises (GSEs) and others to identify and structure the financing needed for their real estate developments. HIT offers:

•	Construction financing
•	Permanent financing
•	Fixed or floating rate forward commitments
•	LIHTC bridge loans

The Trust offers both credit enhanced investments as well as direct construction and bridge lending. HIT structures its financing with credit enhancements provided by a variety of sources, including the Federal Housing Administration (FHA), Ginnie Mae, government-sponsored enterprises such as Fannie Mae and Freddie Mac, and state and local agencies.

The Trust offers the following financing programs:

•	FHA-Insured Construction and Permanent Loans
•	GSE Credit-Enhanced Construction/Permanent Loan Program for Multifamily Housing
•	GSE Credit-Enhanced Forward Commitment Permanent Loan Program for Multifamily Housing
•	State Housing Finance Agency Programs
•	Tax Credit Bridge Loan Program
•	Direct/Participation Construction Loan Program

Union Labor Policies

The HIT requires 100% union labor on all of the construction-related projects in which it invests.

•	All workers on construction sites receiving Trust financing must be employed by responsible contractors that perform under the collective bargaining agreements with the unions traditionally having jurisdiction for the work in that area.
•	This requirement applies to any new construction and/or rehabilitation work financed by the Trust and all levels of subcontractors on the project.

The good-paying, family-supporting jobs generated by this requirement are an important collateral benefit for the HIT's investors, generating current wages and benefits for the workforce and increasing contributions to pension and other benefit funds.

Union workers add value to HIT-financed projects, assuring that projects are built by highly skilled workers, who are trained in safety to minimize accidents and injury.

Labor Relations Services

The Trust offers developers, contractors and unions a wide variety of services to ensure the success of Trust financed projects. The Trust can:

•	Assist in identification of qualified general contractors or construction managers;
•	Provide in-depth assistance on labor relations issues by working with local Building and Construction Trades Councils and union representatives;

•	Encourage pre-job meetings between unions and contractors to ensure appropriate work assignments and to help isolate potential problems the project manager might encounter;
•	Evaluate cost considerations in order to structure projects within budget; and
•	Facilitate compliance with local regulations regarding hiring requirements by working closely with contractor and unions and often times coordinating with local pre-apprenticeship programs.